Exhibit 99.1

•             RECORD Q2 REVENUES OF £133.8 MILLION, UP 26.6%

•             RECORD Q2 ADJUSTED EBITDA OF £56.1 MILLION, UP 32.3%

•             EBITDA GUIDANCE RAISED TO £178 TO £188 MILLION

MANCHESTER, England. — 11 February 2016 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2016 fiscal second quarter and six months ended 31 December 2015.

Highlights

•                  Commercial revenues of £66.1 million up 42.5% for the quarter.

•                  Broadcasting revenues of £37.3 million up 31.3% for the quarter

•                  Two sponsorship deals announced in the quarter:

•                  Renewal of partnership with Thomas Cook

•                  Cable and Wireless Communications

•                  Announced licensing deals with New Era and Heroes

Commentary

Ed Woodward, Executive Vice Chairman, commented, “Our strong commitment to investing in our squad, youth academy and the broader club are ultimately underpinned by our financial strength and the hard work and dedication of everyone at the Club. Our solid results off the pitch help contribute to what remains our number one priority - success on the pitch.”

Outlook

For fiscal 2016, Manchester United expects:

•                  Revenue to be £500m to £510m.

•                  Adjusted EBITDA to be £178m to £188m.

Key Financials (unaudited)

£ million (except adjusted diluted earnings per share)	Three months ended 31 December			Six months ended 31 December
	2015	2014	Change	2015	2014	Change
Commercial revenue	66.1	46.4	42.5%	137.3	103.2	33.0%
Broadcasting revenue	37.3	28.4	31.3%	64.9	45.2	43.6%
Matchday revenue	30.4	30.9	(1.6)%	55.2	46.0	20.0%
Total revenue	133.8	105.7	26.6%	257.4	194.4	32.4%
Adjusted EBITDA*	56.1	42.4	32.3%	97.7	62.7	55.8%

Profit for the period (i.e. net income)	18.6	0.0	—	23.6	8.9	165.2%
Adjusted profit for the period (i.e. adjusted net income)*	17.7	4.4	302.3%	20.4	8.6	137.2%
Adjusted diluted earnings per share (pence)*	10.77	2.66	304.9%	12.41	5.25	136.4%

Net debt	322.1	343.4	(6.2)%	322.1	343.4	(6.2)%

* Adjusted EBITDA, adjusted profit for the period and adjusted diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the second quarter was £66.1 million, an increase of £19.7 million, or 42.5%, over the prior year quarter.

•                  Sponsorship revenue for the second quarter was £37.4 million, an increase of £1.6 million, or 4.5%, over the prior year quarter.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the second quarter was £25.7 million, an increase of £17.8 million, or 225.3% over the prior year quarter, primarily due to the commencement of the new agreement with adidas from 1 August 2015, which included a step-up in minimum guaranteed revenues and the contribution from several businesses previously operated by Nike.

•                  Mobile & Content revenue for the second quarter was £3.0 million, an increase of £0.3 million, or 11.1% over the prior year quarter.

Broadcasting

Broadcasting revenue for the second quarter was £37.3 million, an increase of £8.9 million, or 31.3%, over the prior year quarter, primarily due to participation in the UEFA Champions League, partially offset by two fewer FAPL home games and two fewer FAPL live broadcast games in the current quarter.

Matchday

Matchday revenue for the three months ended 31 December 2015 was £30.4 million, a decrease of £0.5 million, or 1.6%, over the three months ended 31 December 2014, primarily due to playing two fewer FAPL home games and hosting a friendly international game (in the second quarter last year), largely offset by two UEFA Champions League home games and one domestic cup home game in the current quarter.

Other Financial Information

Operating expenses

Total operating expenses for the second quarter were £101.8 million, an increase of £8.7 million, or 9.3%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the second quarter were £55.7 million, an increase of £7.0 million, or 14.4%, over the prior year quarter, primarily due to renewals of existing player contracts, coupled with an uplift from participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the second quarter were £22.0 million, an increase of £7.4 million, or 50.7%, over the prior year quarter, primarily due to retail, merchandising, apparel and licensing costs now being recognized in-house, plus an increase in matchday costs as a result of playing two UEFA Champions League games in the quarter compared to the prior year quarter.

Depreciation & amortization

Depreciation for the second quarter was £2.5 million, a decrease of £0.1 million, or 3.8%, over the prior year quarter. Amortization for the second quarter was £21.6 million, a decrease of £5.4 million, or 20.0%, over the prior year quarter. The unamortized balance of players’ registrations at 31 December 2015 was £240.4 million.

Net finance costs

Net finance costs for the second quarter were £4.7 million, a decrease of £1.6 million, or 25.4%, over the prior year quarter. The decrease was primarily due to a reduction in interest payable on the secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

The tax expense for the second quarter was £9.3 million, compared to an expense of £7.8 million in the prior year quarter.

Cash flows

Net cash used in operating activities for the second quarter was £9.2 million, a decrease of £29.8 million over the prior year quarter, primarily due to increased profit and movements in working capital.

Capital expenditure on property, plant and equipment for the second quarter was £0.2 million, a decrease of £1.7 million over the prior year quarter.

Net player and other intangible assets capital expenditure for the second quarter was £10.2 million, a decrease of £4.0 million over the prior year quarter.

Dividend

As previously approved, a $0.045 per share quarterly cash dividend on the Company's outstanding Class A and Class B ordinary shares will be payable on 10 March 2016, to shareholders of record on 25 February 2016. The stock will begin to trade ex-dividend on 23 February 2016.

Conference Call Information

The Company’s conference call to review second quarter fiscal 2016 results will be broadcast live over the internet today, 11 February 2016 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 138-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/(loss) on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2014: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.  Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2015	2014	2015	2014
Commercial % of total revenue	49.4%	43.0%	53.3%	52.7%
Broadcasting % of total revenue	27.9%	27.3%	25.2%	23.4%
Matchday % of total revenue	22.7%	29.7%	21.5%	23.9%
Home Matches Played
FAPL	5	7	9	10
UEFA competitions	2	—	4	—
Domestic Cups	1	—	2	—
Away Matches Played
UEFA competitions	2	—	4	—
Domestic Cups	—	—	—	1

Other
Employees at period end	788	814	788	814
Staff costs % of revenue	41.6%	46.1%	44.5%	50.5%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2015/16 season*	4	5	6	4	19
2014/15 season	3	7	5	4	19
2013/14 season	3	6	7	3	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2015	2014	2015	2014
Revenue	133,764	105,761	257,326	194,431
Operating expenses	(101,804)	(93,137)	(208,410)	(185,888)
Profit/(loss) on disposal of players’ registrations	648	1,432	(6,788)	19,760
Operating profit	32,608	14,056	42,128	28,303
Finance costs	(4,799)	(6,241)	(9,178)	(12,477)
Finance income	67	—	105	99
Net finance costs	(4,732)	(6,241)	(9,073)	(12,378)
Profit before tax	27,876	7,815	33,055	15,925
Tax expense	(9,269)	(7,870)	(9,488)	(7,036)
Profit/(loss) for the period	18,607	(55)	23,567	8,889

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	11.35	(0.03)	14.38	5.43
Weighted average number of ordinary shares outstanding (thousands)	163,892	163,797	163,888	163,792
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)	11.33	(0.03)	14.35	5.42
Weighted average number of ordinary shares outstanding (thousands)	164,263	164,146	164,263	164,146

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 31 December 2015	As of 30 June 2015	As of 31 December 2014
ASSETS
Non-current assets
Property, plant and equipment	248,314	250,626	254,398
Investment property	13,503	13,559	13,615
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	241,892	238,944	270,061
Derivative financial instruments	1,680	—	857
Trade and other receivables	10,375	3,836	—
Deferred tax asset	132,910	133,640	128,797
	1,070,127	1,062,058	1,089,181
Current assets
Inventories	1,504	—	—
Derivative financial instruments	1,971	27	544
Trade and other receivables	81,807	83,627	83,716
Current tax receivable	—	124	81
Cash and cash equivalents	121,611	155,752	37,115
	206,893	239,530	121,456
Total assets	1,277,020	1,301,588	1,210,637

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 31 December 2015	As of 30 June 2015	As of 31 December 2014
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(9,220)	4,729	6,185
Retained earnings	174,834	155,285	164,424
	483,518	477,918	488,513
Non-current liabilities
Derivative financial instruments	2,454	2,769	1,612
Trade and other payables	19,587	48,078	47,181
Borrowings	437,656	410,482	374,034
Deferred revenue	16,944	21,583	14,260
Deferred tax liabilities	14,070	17,311	24,085
	490,711	500,223	461,172
Current liabilities
Derivative financial instruments	2,207	2,966	617
Current tax liabilities	4,870	2,105	2,399
Trade and other payables	164,769	131,283	123,058
Borrowings	6,057	485	6,447
Deferred revenue	124,888	186,608	128,431
	302,791	323,447	260,952
Total equity and liabilities	1,277,020	1,301,588	1,210,637

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2015	2014	2015	2014
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(7,007)	(34,421)	31,108	48,921
Interest paid	(1,576)	(4,500)	(3,118)	(13,229)
Debt finance costs relating to borrowings	—	42	—	(824)
Interest received	50	40	117	89
Income tax paid	(660)	(123)	(1,602)	(1,010)
Net cash (used in)/generated from operating activities	(9,193)	(38,962)	26,505	33,947
Cash flows from investing activities
Purchases of property, plant and equipment	(223)	(1,851)	(576)	(3,793)
Proceeds from sale of property, plant and equipment	(2)	—	19	—
Purchases of players’ registrations and other intangible assets	(9,360)	(15,564)	(95,892)	(86,866)
Proceeds from sale of players’ registrations	(818)	1,273	35,773	16,716
Net cash used in investing activities	(10,403)	(16,142)	(60,676)	(73,943)
Cash flows from financing activities
Proceeds from borrowings	—	—	—	4,704
Repayment of borrowings	(94)	(102)	(183)	(199)
Dividends paid	(4,813)	—	(4,813)	—
Net cash (used in)/generated from financing activities	(4,907)	(102)	(4,996)	4,505
Net decrease in cash and cash equivalents	(24,503)	(55,206)	(39,167)	(35,491)
Cash and cash equivalents at beginning of period	143,525	90,266	155,752	66,365
Foreign exchange gains on cash and cash equivalents	2,589	2,055	5,026	6,241
Cash and cash equivalents at end of period	121,611	37,115	121,611	37,115

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Profit/(loss) for the period	18,607	(55)	23,567	8,889
Adjustments:
Tax expense	9,269	7,870	9,488	7,036
Net finance costs	4,732	6,241	9,073	12,378
(Profit)/loss on disposal of players’ registrations	(648)	(1,432)	6,788	(19,760)
Exceptional items	—	185	—	1,061
Amortization	21,639	27,046	43,786	48,223
Depreciation	2,473	2,560	4,967	4,896
Adjusted EBITDA	56,072	42,415	97,669	62,723

3                               Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 31 December		Six months ended 31 December
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Profit/(loss) for the period	18,607	(55)	23,567	8,889
Exceptional items	—	185	—	1,061
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	455	(303)	1,214	(998)
Fair value movement on derivative financial instruments	(1,105)	(1,185)	(2,912)	(2,486)
Hedge ineffectiveness of cash flow hedges	—	201	—	(234)
Tax expense	9,269	7,870	9,488	7,036
Adjusted profit before tax	27,226	6,713	31,357	13,268
Adjusted tax expense (using a normalised tax rate of 35% (2014: 35%))	(9,529)	(2,350)	(10,975)	(4,644)
Adjusted profit for the period (i.e. adjusted net income)	17,697	4,363	20,382	8,624

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	10.80	2.66	12.44	5.27
Weighted average number of ordinary shares outstanding (thousands)	163,892	163,797	163,888	163,792
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	10.77	2.66	12.41	5.25
Weighted average number of ordinary shares outstanding (thousands)	164,263	164,146	164,263	164,146

4                               Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Profit/(loss) for the period	18,607	(55)	23,567	8,889
Tax expense	9,269	7,870	9,488	7,036
Profit before tax	27,876	7,815	33,055	15,925
Depreciation	2,473	2,560	4,967	4,896
Amortization	21,639	27,046	43,786	48,223
(Profit)/loss on disposal of players’ registrations	(648)	(1,432)	6,788	(19,760)
Net finance costs	4,732	6,241	9,073	12,378
Loss on disposal of property, plant and equipment	1	1	10	5
Equity-settled share-based payments	420	377	795	707
Foreign exchange losses/(gains) on operating activities	123	(329)	2,189	(968)
Other fair value losses/(gains) on derivative financial instruments	201	577	(4,046)	1,211
Reclassified from hedging reserve	321	(1,196)	663	(2,391)
Increase in inventories	(144)	—	(1,504)	—
Decrease/(increase) in trade and other receivables	24,541	(12,110)	14,375	52,398
Decrease in trade and other payables and deferred revenue	(88,542)	(63,971)	(79,043)	(63,703)
Cash (used in)/generated from operations	(7,007)	(34,421)	31,108	48,921